424(B)(3)
                                                                       333-59406
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SUPPLEMENT DATED JUNE 10, 2005:

     .    AXA EQUITABLE VARIABLE ANNUITY PROSPECTUSES

     .    AXA EQUITABLE VARIABLE LIFE PROSPECTUSES

     .    EQ ADVISORS TRUST PROSPECTUS

This Supplement updates the current Prospectuses for variable life insurance and variable annuity products issued by AXA Equitable Life Insurance Company ("AXA Equitable") and the Prospectus of EQ Advisors Trust (the "Trust"). You should read this Supplement in conjunction with the Prospectuses and retain it for future reference. You may obtain a copy of the Prospectuses, free of charge, by writing to AXA Equitable, or the Trust at 1290 Avenue of the Americas, New York, New York 10104.

The purpose of this Supplement is to provide you with information regarding a change of investment sub-adviser ("Adviser") to the following portfolios of the Trust.

     Effective June 13, 2005, Bridgeway Capital Management Inc. will replace Brown Capital Management, Inc. as one of the Advisers to the EQ/Calvert Socially Responsible Portfolio ("Socially Responsible Portfolio").

     Effective June 16, 2005, The Dreyfus Corporation will replace Alliance Capital Management L.P. as the Adviser to the EQ/ Money Market Portfolio ("Money Market Portfolio").

                    EQ/Calvert Socially Responsible Portfolio

Effective as of June 13, 2005, AXA Equitable, as the Investment Manager of the Trust and with the approval of the Trust's Board of Trustees, will replace Brown Capital Management, Inc., one of the Advisers to the Socially Responsible Portfolio, with Bridgeway Capital Management Inc. ("Bridgeway"). Calvert Asset Management Company, Inc. ("Calvert"), the other Adviser to the Socially Responsible Portfolio, will continue to perform the social research and screening with respect to the Socially Responsible Portfolio.

As the new Adviser to the Socially Responsible Portfolio responsible for financial analysis screening, it is anticipated that Bridgeway will provide investment management services, including stock selection, stock weighting, and sector weighting, as well as all buy and sell directives with respect to the Socially Responsible Portfolio. As was the case with the previous Adviser, Calvert will continue to perform social research and screening to ensure that all prospective and actual investments satisfy certain social and environmental investment criteria. Bridgeway's stock selection will be based on proprietary quantitative models utilizing a pre-screened universe of approved equities from Calvert. Bridgeway is a pure quantitative shop and uses various multi-variable quantitative models for the equity selection process. These models approach opportunities from different directions and include growth, growth at a reasonable price, value and momentum models. Bridgeway uses multiples models to seek to offset any biases that one model may provide and such models are based on publicly available financial information. Stock selection is a bottom-up approach based on the statistical models. Some top-down techniques for seeking to manage risk include maintaining appropriate sector balance and concentration, managing company level risk, eliminating non-quantifiable risk (such as from litigation) and monitoring data quality.

Relying on the tandem two-step investment process of Calvert and Bridgeway, it is anticipated that the Socially Responsible Portfolio will seek to achieve its investment objective of long-term capital appreciation by investing in a diversified portfolio of common stocks that meet certain investment and social criteria. Under normal circumstances, the Socially Responsible Portfolio will invest at least 80% of its net assets in large cap companies, which is defined as those whose market capitalization falls within the range of the S&P 500 Index. The Socially Responsible Portfolio expects to invest in both value and growth companies. It is anticipated that a secondary investment strategy of the Socially Responsible Portfolio will be the use of exchange-traded, "traditional" stock index options and futures, which is expected to help keep the long-term average market risk of the Socially Responsible Portfolio roughly equal to the market itself. At any one point in time, however, the Socially Responsible Portfolio's market exposure may be as high as 150% or as low as 50% of the market. Both Calvert and Bridgeway believe that the use of these instruments is conservative and will not try to leverage overall market risk in the long term. The principal risks of investing in the Socially Responsible Portfolio are listed in the Trust

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Prospectus under the heading "The Principal Risks." These risks are discussed in more detail under the heading "More Information on Principal Risks and Benchmarks" in the Trust Prospectus.

John Montgomery, President of Bridgeway, will be responsible for the day-to-day investment management of the Socially Responsible Portfolio. Mr. Montgomery has more than 15 years experience in the investment management industry and oversees the firm's disciplined quantitative investment strategy. Bridgeway, founded by Mr. Montgomery in 1993, provides investment and management services to investment companies, pension and profit sharing plans, corporations and individuals and currently has approximately $1.9 billion in assets under management. Bridgeway is located at 5615 Kirby Drive, Suite 518, Houston, Texas 77005-2448.

                            EQ/Money Market Portfolio

Effective as of June 16, 2005, AXA Equitable, as the Investment Manager of the Trust and with the approval of the Trust's Board of Trustees, will replace Alliance Capital Management L.P., the Adviser to the Money Market Portfolio, with The Dreyfus Corporation ("Dreyfus").

Based on the foregoing, the information provided below updates information regarding the Money Market Portfolio in the current Trust Prospectus.

Under the heading "About the Investment Portfolios," in the third paragraph, first sentence "and EQ/Money Market" is deleted.

Under the heading "The Investment Strategy" in the description of the Money Market Portfolio, the last bullet point in the second paragraph is revised to state:

     . repurchase agreements covering securities in which the Portfolio may invest.

In addition, under the same heading, at the end of the second paragraph, the following statement is added:

     Normally, the Portfolio invests at least 25% of its net assets in bank obligations.

Under the heading "The Principal Risks," the following bullet point is added before "Fixed Income Risk:"

     .    Banking Industry Sector Risk

Under the heading "Portfolio Performance" in the description of the Money Market Portfolio, at the end of the first paragraph, the following statement is added:

     This may be particularly true for this Portfolio because a different Adviser managed the Portfolio prior to June 16, 2005.

Under the heading "Who Manages the Portfolio" in the description of the Money Market Portfolio, the current text is deleted and replaced with the following:

     The Dreyfus Corporation ("Dreyfus"), 200 Park Avenue, New York, New York 10166, is the Adviser to the Portfolio. Dreyfus was founded in 1951 and currently manages approximately 200 mutual fund portfolios. As of March 31, 2005, Dreyfus had approximately $161 billion in assets under management.

Under the heading "More Information on Principal Risks and Benchmarks," the following risk is added after "Asset Allocation Risk:"

     Banking Industry Sector Risk. To the extent a Portfolio invests in the banking industry, it is exposed to the risks generally associated with such industry, including interest rate risk, credit risk and the risk that regulatory developments relating to the banking industry may affect its investments.


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SUPPLEMENT DATED JUNE 17, 2005:

..    AXA EQUITABLE VARIABLE ANNUITY PROSPECTUSES
..    AXA EQUITABLE VARIABLE LIFE PROSPECTUSES
..    AXA PREMIER VIP TRUST PROSPECTUS

This Supplement updates the current Prospectuses for variable life insurance and variable annuity products issued by AXA Equitable Life Insurance Company ("AXA Equitable") and the Prospectus of AXA Premier VIP Trust (the "Trust"). You should read this Supplement in conjunction with the Prospectuses and retain it for future reference. You may obtain an additional copy of the Prospectuses, free of charge, by writing to AXA Equitable, or the Trust at 1290 Avenue of the Americas, New York, New York 10104.

The purpose of this Supplement is to provide you with information regarding a change of investment sub-adviser ("Adviser") to the AXA Premier VIP Aggressive Equity Portfolio and AXA Premier VIP High Yield Portfolio.

                      AXA Premier VIP Aggressive Equity Portfolio

Effective as of June 20, 2005, AXA Equitable, as the Investment Manager of the Trust and with the approval of the Trust's Board of Trustees, will replace Provident Investment Counsel, Inc. as an Adviser to an allocated portion of the AXA Premier VIP Aggressive Equity Portfolio ("Aggressive Equity Portfolio") with Legg Mason Capital Management, Inc. ("Legg Mason").

As one of the Advisers to the Aggressive Equity Portfolio, it is anticipated that Legg Mason will seek to achieve the portfolio's investment objective of long-term capital growth by investing its allocated portion of the Aggressive Equity Portfolio primarily in companies whose revenues and/or earnings are growing at an above average rate and, in Legg Mason's opinion, are selling at prices below intrinsic business value. The principal risks of investing in the Aggressive Equity Portfolio are listed in the Trust Prospectuses under the heading "Principal Investment Risks." These risks are discussed in more detail under the heading "More About Investment Strategies & Risks" in the Trust Prospectuses.

It is anticipated that Robert G. Hagstrom, Jr. will be responsible for the day-to-day management of the Legg Mason allocated portion. Mr. Hagstrom has been employed by one or more subsidiaries of Legg Mason, Inc. in a portfolio management capacity since 1998. He currently serves as Senior Vice President of Legg Mason and Legg Mason Funds Management, Inc. and as President of Legg Mason Focus Capital, Inc.

Legg Mason is located at 100 Light Street, Baltimore, Maryland 21202. Legg Mason is a subsidiary of Legg Mason, Inc., a financial services holding company, and provides investment management services to domestic and international investment companies, pension and profit sharing plans, charitable organizations and state or other municipal government entities. As of December 31, 2004, Legg Mason and its sister companies had approximately $48.0 billion in assets under management.

                      AXA Premier VIP High Yield Portfolio

Effective as of June 27, 2005, AXA Equitable Life Insurance Company ("AXA Equitable"), as the Investment Manager of the Trust and with the approval of the Trust's Board of Trustees, will replace Alliance Capital Management L.P. as an Adviser to an allocated portion of the AXA Premier VIP High Yield Portfolio ("High Yield Portfolio") with Post Advisory Group, LLP ("Post").

As one of the Advisers to the High Yield Portfolio, it is anticipated that Post will seek to achieve the portfolio's investment objective of high total return through a combination of current income and capital appreciation by investing its allocated portion in a diversified mix of bonds that are rated below investment grade. The principal risks of investing in the High Yield Portfolio are listed in the Trust Prospectuses under the heading "Principal Investment Risks." These risks are discussed in more detail under the heading "More About Investment Strategies & Risks" in the Trust Prospectuses.

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It is anticipated that Larry Post and Allan Schweitzer will be co-portfolio managers responsible for the day-to-day management of the Post Allocated Portion of the High Yield Portfolio. Mr. Post, Chief Executive Officer and Chief Investment Officer of Post since August 2000 and January 2004, respectively, has overall responsibility for the portfolio and investment process. Mr. Schweitzer, a Managing Director-Investment Management of Post, joined Post in 2000 from Trust Company of the West ("TCW") where he was a senior high yield analyst specializing in healthcare, media and lodging research. Prior to joining TCW in April 1997, he was a high yield research analyst at Putnam Investments.

Post, a Delaware limited liability company, is located at 11755 Wilshire Boulevard, Suite 1400, Los Angeles, California 90025. Post is the successor advisory entity of Post Advisory Group, Inc., initially founded by Larry Post in April 1992. Post is affiliated with Principal Global Investors(R) ("Principal"), a member of the Principal Financial Group(R) (NYSE: PFG), a Fortune 500 company. Principal owns 69% of Post and eight senior management professionals at Post own 31%. Post provides investment management services to investment companies, state, city and private pension funds, corporations, endowments, foundations and high net worth individuals. As of May 31, 2005, Post managed approximately $7.0 billion in assets throughout its high yield continuum.
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                                                                   June 30, 2005


RE:   Notice of Adviser Changes


Dear Plan Sponsor:

Please note the adviser changes for the following portfolios available under your contract/certificate:

EQ/Calvert Socially Responsible - Bridgeway Capital Management, Inc. replaces Brown Capital Management, Inc.;

EQ/Money Market - The Dreyfus Corporation replaces Alliance Capital Management L.P.; and

AXA Premier VIP High Yield - Post Advisory Group, LLC replaces Alliance Capital Management L.P.

These changes are effective on or about 6/13/2005, 6/16/2005 and 6/27/2005, respectively.

For your convenience, we have included additional copies of this letter that should be distributed to the participants in your plan. If you should have any questions, feel free to contact a RIA Customer Service Representative at 1-800-528-0204.



Sincerely,



Susan M. Serrao
Assistant Vice President





GE-32579 (6/05)